Cosi, Inc. (Nasdaq: COSI)

William D. Forrest, Chairman
Kevin Armstrong, President & CEO
William Koziel, Chief Financial Officer



Safe Harbor Concerning Forward Looking Statements

Matters discussed in this presentation that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, new store openings, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

- the cost of our principal food products;
- labor shortages or increased labor costs;
- changes in consumer preferences and demographic trends;
- increasing competition in the fast casual dining segment of the restaurant industry;
- expansion into new markets;
- our ability to effectively manage our business with a reduced general and administrative staff;
- our ability to generate increased revenue from our existing restaurants;
- the rate of our internal growth;
- our ability to incorporate a franchising and area development model into our strategy;
- the availability and cost of additional financing both to fund our existing operations and to grow and open new restaurants Our ability to generate positive cash flow from operations
- fluctuations in our quarterly results;
- increased government regulation;
- supply and delivery shortages or interruptions;
- market saturation due to new restaurant openings;
- inadequate protection of our intellectual property;
- adverse weather conditions which impact customer traffic at our restaurants; and
- adverse economic conditions.

The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.



Cosi – We represent "Simply Good Taste" in a restaurant concept

Strong concept and brand capitalizing on the Premium Convenience trend







- Cosi is a **premium convenience** restaurant

- Our **distinctive menu offerings** – sandwiches, salads, pizzas, bagels – feature Cosi Bread, an authentic hearth-baked crackly crust flatbread

- Cosi provides guests a **relaxing, urbane atmosphere** that reflects taste and style in a modern, contemporary environment

- Currently operate 95 units in 17 states and Washington, D.C.; brought in revenues of $110.6 million in 2004

- Average check per transaction: **$8.46** = an **"affordable luxury"**

Così
SIMPLY GOOD TASTE

Ready for Growth

An Overview of Cosi Today

- Strong brand
  - 15 consecutive quarters of comparable sales growth
  - 6.4% comparable sales growth in Q2'05 and maintaining a strong two year comparable sales growth pattern
  - 7.8% comparable sales growth YTD Q2'05

- Strong concept
  - LTM Q2'05 AUV of $1.3 million[1]
  - 18.6% unit level cash flow margin[1]
  - 28.5% cash-on-cash return[1]

- New generation restaurant design
  - AUV of approximately $1.6 million[2]
  - 26.0% restaurant cash flow margin[2]
  - 62.0% cash-on-cash return[2]

[1] Comparable units only

[2] Forecasted 12 months results based on a combination of new generation company-owned and franchise units in urban and suburban locations



Experienced Management Team

Since 2003, Cosi has assembled a new, highly capable management team with extensive restaurant company experience

Senior Management	Previous Experience
William D. Forrest Executive Chairman	• Headed the Restructuring Group at Gleacher & Co. • CEO of Fine Host Corporation
Kevin Armstrong President & CEO	• 20+ years of restaurant experience • Long John Silver's, Subway, PepsiCo and Burger King
William Koziel Chief Financial Officer	• 15+ years of executive financial experience • Galyan's Trading Company, Homelife Furniture, Evans

Corporate Team Improvements	Operational Team Improvements
• New Legal Staff	• Gilbert Melott, EVP – Operations & People
• New Financial Staff	• Paul Seidman, VP – Food & Beverage
• New Marketing Staff	• Larry Bader, VP – Franchise Sales
• New IT Staff	• 4 New District Managers, 3 New Regional Vice Presidents

Our Premium Convenience Market Opportunity

- Consumers are dining out more frequently
  - Busier lifestyles – limited time to prepare food
  - Less expensive to eat out vs. dine at home

- Customers seek both convenience and quality
  - Convenience drives 75% of restaurant meal decisions
  - Consumers are willing to "trade up" – pay more for quality, taste and setting

- Sandwich and salad capture 60% of market
  - Panera is only premium sandwich and salad concept with national footprint
  - Clear opportunity for another player to service national demand



Our Guests

Cosi Customer - Large, Attractive Demographic

Customer Characteristics

- Desire for fast and convenient service

- Higher disposable income

- More sophisticated food preferences



Premium Convenience

- Innovative, made-to-order food

- Sophisticated flavors

- Convenient limited or self-service format

- Upscale decor

- Average check of $6 - $9

**Adults 18 – 34 without children
Upscale suburbanites of all ages
Metro elites of all ages**

----

40 Million Households

**Top 25 markets > 1,400 Cosi units
Top 75 markets > 1,900 Cosi units**

What We Offer Our Guests

Menu

- Differentiated menu and product offerings
  - Signature Cosi bread baked in open hearth in front of customers
  - Fresh, high quality ingredients designed to appeal to sophisticated tastes
  - Made-to-order

- New items and LTOs keep offerings fresh







What We Offer Our Guests

Restaurant Atmosphere: New Generation Restaurant

- Relaxing, sophisticated atmosphere
  - Welcoming and comfortable
  - Sofas, chairs
  - Music and lighting adjusted throughout the day









What We Offer Our Guests

Service and Dining Experience

- Our new generation restaurant design enhances experience
    - Won 2005 "Superior Achievement in Design and Imaging" (SADI) Award from *Retail Traffic*
    - Combines efficient counter service format with relaxing contemporary environment
    - Order at point-of-sale
    - Runners deliver food to tables or to take-out waiting area, allowing guests to relax sooner
    - Cost effective to open (approximately $660,000) and operate
    - Recent utilization studies show that during peak lunch period, average time from entering restaurant to receiving food is 4.5 minutes.
    - Have achieved identical results in our Cosi Downtown model.
    - Have demonstrated throughput capacity of 320 transactions per hour during the peak lunch daypart.



Compelling Performance and Restaurant Economics

Restaurant Performance

	Heritage Cosi Downtown [1,2]	Heritage Cosi [1,2]	New Generation Cosi [3]
AUV	$1,458,655	$1,625,074	$1,600,000
Restaurant Cash Flow $	$296,047	$344,261	$416,000
Restaurant Cash Flow %	20.3%	21.2%	26.0%
ROIC	36.6%	37.2%	62.0%

As of the end of Q2 2005, Cosi's portfolio mix included 52 full Cosi units, 30 Cosi downtown units, 9 Federated units and 1 Xando coffee bar.

[1] 12 months ended July 4, 2005 for all categories
[2] Aggregate of the top 75% AUV units
[3] Forecasted 12 month results based on a combination of new generation Company-owned and franchise units in urban and suburban locations.

Così
SIMPLY GOOD TASTE

Strategy and Infrastructure for Growth

Growth Infrastructure

- Three part strategy based on new generation restaurant design

  – Company-owned

  – Franchise

  – Strategic alliance

- New management team that combines casual dining culinary talents with QSR cost control focus; all executive positions staffed

- Fully staffed support center in Deerfield, IL

  – Restaurant development
  – Franchise support

  – Strategic alliances
  – Human resources management

  – Marketing
  – Food and beverage purchasing

  – Information technology



Strategy and Infrastructure for Growth

Growth Methodology

- **Geographic Priorities**
  - Current NE, Mid-Atlantic and Chicago markets
  - Pacific Northwest

- **Asset Flexibility**
  - Cosi Downtown and Cosi
  - Cosi Pronto
  - Leased, not owned
  - Multiple site profiles

- **Regional Development Centers**
  - Represent "critical mass" of approximately five Company-owned units
  - Provide support to area developers and franchisees



Cosi
SIMPLY GOOD TASTE

Strategy and Infrastructure for Growth

Potential for 1,900 Cosi restaurants in top 75 markets



Source: Wall Street research and Cosi market research.

Strategy and Infrastructure for Growth

Projected 5-Year Restaurant Development Goals[1] (excluding Federated)

	2005 [2]	2006-2009 [2]	Projected 5-Year Total [2]
Company-Owned Restaurants	11	90	101
Franchised Restaurants	10	374	384
Total New Restaurant Development	21	464	485

[1] Subject to existing restaurants continuing to meet management's expectations. See Slide 1 for additional information regarding forward-looking statements.

[2] Projections are approximate and there can be no assurance that these goals can be achieved

Compelling Performance and Restaurant Economics

Financial Highlights

(US $ in Millions)	12 Months Ended		13 Weeks Ended	
	6-28-04	7-04-05	6-28-04	7-04-05
Restaurant Revenues	$106.6	$114.5	$29.0	$30.6
% Growth		7.4%		5.5%
Restaurant Cash Flow	$12.9	$19.4	$4.9	$6.4
% Margin [1]	12.1%	17.0%	16.9%	21.0%

[1] Restaurant cash flow as a % of restaurant revenue (not including franchise revenue)

Compelling Performance and Restaurant Economics

Q2 2005 Operating Results =

Strong Improvement

(US $ in millions)	Quarter Ended 7-04-05	Margin Excluding Franchise [1]	Improvement from Quarter Ended 6-28-04
Sales	$30.6		5.5 pp sales growth
Franchise Revenue	.1		
COGS	7.4	24.2%	.7 pp margin improvement
Gross Profit	23.3	76.1%	6.4 pp margin growth
Total Labor Expenses	10.0	32.7%	1.3 pp margin improvement
Manager Controllables	1.8	5.9%	0.6 pp margin improvement
Support Controllables	0.7	2.3%	0.0 pp margin improvement
Controllable Contribution	10.8	35.2%	
Fixed Costs	4.4	14.4%	1.5 pp margin improvement
Restaurant Cash Flow	$6.4	21.0%	4.1 pp margin improvement

[1] Amounts are calculated as a % of Sales; percentages may not foot due to rounding

Così
SIMPLY GOOD TASTE

Reconciliation of Non-GAAP Measures to Net Income

(US $ in millions)	Quarter Ended 7-04-05
Sales	$30.6
Franchise Revenue	.1
COGS	-7.4
Total Operating Expenses [1]	-16.9
Restaurant Cash Flow	6.4
General and Administrative Expenses	-4.9
Stock Compensation Expense	-1.1
Depreciation and Amortization	-1.8
Pre-opening Expenses	-.1
Impairment Loss	-.1
Operating Loss	-1.6
Other Expenses (net)	-.3
Net Loss	-$1.9

[1] Total Operating Expenses includes the following:

Total Labor Expenses	-10.0
Manager Controllables	-1.8
Support Controllables	-0.7
Fixed Costs	-4.4



Strategy and Infrastructure for Growth

Cosi Target Model

	12 Months Ended 7-4-05	3 – 5 Year Target
Company Restaurant Cash Flow Margin %	17.0%	21.0% - 23.0%
G&A as a % of Revenues [1]	19.6%	9.0% - 11.0%
Pretax Income as a % of Revenues [1]	(13.2%)	17.0% - 20.0%

[1] Revenues include company restaurant sales, franchise fees and royalties

Summary



- Revitalized operations ready for growth

- Attractive premium convenience market opportunity

- Distinct concept and positioning

- Compelling performance and restaurant economics

- Strategy and infrastructure for growth



Cosi
SIMPLY GOOD TASTE